Exhibit 12.1

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	December 30,	December 31,	January 2,	December 27,	December 28,
($ in thousands)	2017	2016	2016	2014	2013
Income (loss) from continuing operations before income taxes (1)	$113,697	$56,805	$(18,322)	$(13,336)	$(105,798)
Add (deduct):
Distributions from equity investments	1,000	3,500	1,800	757	120
Income from equity method investees	(2,204)	(3,266)	(2,609)	(1,408)	(1,161)
Capitalized interest	—	—	—	-	(640)
Fixed Charges	114,892	102,684	87,805	88,570	58,419
Earnings, as defined	$227,385	$159,723	$68,674	$74,583	$(49,060)
Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$107,655	$96,483	$83,757	$86,742	$56,443
Capitalized interest	—	—	—	-	640
Portion of rental expense under operating leases representative of the interest factor	7,237	6,201	4,048	1,828	1,336
Total fixed charges	$114,892	$102,684	$87,805	$88,570	$58,419
Ratio of earnings to fixed charges (2)(3)	2.0 x	1.6 x	0.8 x	0.8 x	N/A

(1)     Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.

(2)     The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).

(3)     Earnings were insufficient to cover fixed charges by $19.1 million, $14.0 million and $107.5 million for the years ended 2015, 2014 and 2013, respectively.